July 10, 2024

Xiao Jian Wang
Chief Executive Officer
GD Culture Group Ltd
22F - 810 Seventh Avenue
New York, NY 10019

       Re: GD Culture Group Ltd
           Amendment No. 1 to Registration Statement on Form S-3
           Filed June 21, 2024
           File No. 333-279141
Dear Xiao Jian Wang:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2024 letter.

Amendment No. 1 to Form S-3 filed June 21, 2024
Prospectus Summary, page 1

1. We note your revised disclosure pursuant to comment 2 and reissue in part. Please provide a summary risk factor regarding the risk (detailed in the first risk factor of the
       Risk Factors section) that to the extent cash or assets in the business is in the PRC/Hong
       Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the
       PRC government to transfer cash or assets.
Governmental Regulations in the PRC, page 13

2. We note your revised disclosure pursuant to comment 7 and reissue in part. Where you state that you are not subject to cyber security review by the CAC, disclose whether you
 July 10, 2024
Page 2

       relied on the opinion of counsel to reach that conclusion and, if so, name counsel and file the consent of counsel as an exhibit and, if not, state that is the case and explain why. In addition, please disclose each permission and approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State whether you have received all such requisite permissions or approvals to operate your business and whether any such permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain all such required permissions or approvals to operate your business, (ii)
       inadvertently conclude that such permissions or approvals are not required, or (iii)
       applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 21

3. We note your response to comment 8 and understand that you do not currently utilize a
       VIE structure. However, as it appears that you used such a structure through part of last year, we reissue the comment. Please include a risk factor describing the material risks associated with unwinding a VIE structure, such as tax liabilities or other consequences. If you continue to believe that there are no such material risks, please tell us supplementally why that is the case.
General

4. Please confirm your understanding that we will not be in a position to declare your Form
       S-3 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2023 have been resolved. Also to the extent applicable, ensure that revisions made to your annual report are made to your Form S-3, and vice-versa.
       Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jason Ye